UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer

Olympian Motors, Inc.

Legal Status of Issuer

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

October 19, 2021

Physical Address of Issuer

19 Morris Avenue, Brooklyn Navy Yard, New York, NY 11205

Website of Issuer

https://olympianmotors.com/

https://olympus.auto/

Is there a Co-Issuer? ______ yes __x____no.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities, LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number, if applicable, of Intermediary:

315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $8,750 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

None

Type of Security Offered:

Series A Units of Simple Agreement for Future Equity ("SAFE")

Target Number of Securities to be Offered:

48,450

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000.40

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):

$4,999,999.75

Deadline to reach the Target Offering Amount:

May 31, 2027

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

11*
*Contractors, not W2 Employees

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024, as restated)*
Total Assets	$418,257.00	$195,901.00
Cash & Cash Equivalents	$208,632.83	$117,039.00
Accounts Receivable	$0.00	$1,862.00**
Short-term Debt	$255,185.00	$39,277.00
Long-term Debt	$4,467,056.00	$3,322,116.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($1,138,492.00)	($1,260,634.00)

* Issuer's accompanying financial statements annexed hereto as Exhibit B.
** Represents an amount due from a related party (the Company's founder), which was charged to general and administrative expenses during 2025. The 2024 amounts have been restated as described in Note 2 to the financial statements.

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 22, 2026

OLYMPIAN MOTORS

Olympian Motors, Inc.

Up to $4,999,999.75 ("Maximum Amount") Series A Units of SAFEs (Simple Agreements for Future Equity)

Olympian Motors, Inc. (the "Company," "we," "us", "Issuer" or "our"), is offering a minimum amount of **$50,000.40** (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.75 (the "Maximum Offering Amount") of Series A SAFEs (the "Securities" or singularly the "Security"). Each SAFE represents a contractual right to receive equity securities of the Company in the future upon a conversion event, subject to a post-money Valuation Cap of $180,000,000 and a Discount Rate of 0% (and the other terms of the applicable SAFE. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Company is seeking to raise up to the Maximum Offering Amount, with an aspirational target of approximately $4,000,000; the Target Offering Amount for purposes of closing the Offering remains $50,000.40. The Target Offering Amount and Maximum Offering Amount include the Investor Transaction Fee, which is charged in addition to each investment. The Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by May 31, 2027 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 31, 2027. If the Company reaches its Target Offering Amount prior to May 31, 2027, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must purchase at least $1,000.00 of SAFEs and pay an additional Investor Transaction Fee to the Company equal to 3.2% of the SAFE purchase amount, resulting in a minimum total payment of $1,032.00. The Investor Transaction Fee helps offset transaction costs and is counted toward the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00
Investor Processing Fee (4)	$32.00	$2.72	$29.28
Target Offering Amount	$50,000.40	$4,250.03	$45,750.37
Maximum Offering Amount	$4,999,999.75	$424,999.98	$4,574,999.77

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $8,750 payment and a $2,000 monthly maintenance fee, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor an Investor Transaction Fee of three and two-tenths percent (3.2%) of the Investor's investment amount. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Transaction Fee. The Intermediary receives commissions on the Investor Transaction Fee. Fees are rounded to the nearest cent for each subscription; final allocations will be adjusted as necessary so that aggregate proceeds, including the Investor Transaction Fee, do not exceed the Maximum Offering Amount.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY

TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-

looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The date of this Form C is October 22, 2026

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company was organized as a corporation in Delaware on October 19, 2021.

Olympian Motors, Inc. is a Delaware electric vehicle company developing the Model O1 EV Coupe and the Olympus EV Platform. The Company combines vehicle design, modular hardware architecture and related software to serve passenger-vehicle buyers and commercial customers seeking configurable electric vehicle platforms.

The Company's current product portfolio is focused on two offerings and their associated software and services:

1) Model O1 EV Coupe: The Company's flagship electric passenger vehicle, combining art-deco styling, a simplified screenless cockpit and a modular vehicle architecture. The current program focuses on production readiness and planned customer deliveries, initially targeting California and New York.

2) Olympus EV Platform: An open, modular electric vehicle skateboard platform, including the current v3.0 configuration, intended to support different vehicle bodies and applications. The business serves vehicle manufacturers and other commercial customers through platform products and associated software, engineering and integration capabilities.

The Company's September 2026 investor presentation reports 840+ confirmed orders for future delivery and $68 million+ in revenue backlog. These are company-level figures and are not allocated between the Model O1 EV Coupe and the Olympus EV Platform. Backlog represents potential future sales and is not recognized revenue. Realization depends on product readiness, production execution, customer demand and fulfillment of the applicable order terms. The Company plans to support commercialization through local manufacturing capabilities and service infrastructure, initially focused on California and New York.

A full description of our products and services can be found on the Company's websites at https://olympianmotors.com/ and https://olympus.auto/

DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Eren Alan Canarslan
Current Role: Founder, CEO & Chief Engineer
Positions Held with the Issuer:

- **Position:** Founder, CEO & Chief Engineer
- **Service Dates:** 2021 - Current
- **Responsibilities:** Eren Alan Canarslan is responsible for overall leadership of the Company.

Name: Jasmine Sungu
Current Role: Co-Founder & CSO
Positions Held with the Issuer:

- **Position:** Co-Founder and CSO
- **Service Dates:** 2021 – Current

- **Responsibilities:** Strategy, Corporate Development, Fundraising

Business Model

The Company intends to generate revenue through several channels:

1) sale of Model O1 EV Coupe vehicles to passenger-vehicle customers
2) sale of Olympus EV Platform products to vehicle manufacturers and other commercial customers
3) related vehicle software, engineering, integration and support services

The Company intends to combine internal vehicle and platform development with externally sourced components and manufacturing capabilities. Its business model includes localized assembly, technical support and service as production and customer deliveries expand.

Competitors

The electric vehicle market includes established manufacturers and emerging companies developing electric cars, vans, and modular vehicle platforms.

- Tesla and Rivian
- traditional automotive manufacturers developing electric vehicles
- emerging EV and mobility companies
- companies developing modular vehicle platforms and related technologies

Olympian Motors combines distinctive vehicle design with the Olympus EV Platform's open, modular architecture. This approach is intended to simplify assembly, support reuse across vehicle applications and reduce development and production complexity. Actual cost and timing benefits depend on the application and production scale.

Industry

Olympian Motors operates within the electric vehicle and automotive manufacturing industry. This industry includes vehicle design, engineering, battery and semiconductor supply chains, manufacturing, software, and regulated transportation products. Demand for electric vehicles continues to evolve as manufacturers compete on cost, range, design, and production scale.

Current Stage

The Company is in the product development and early commercialization stage. The Company has:

- Developed the Model O1 EV Coupe production-intent design and prototype vehicles
- Developed the Olympus EV Platform, including v3.0 units and related software and integration capabilities
- Engaged passenger-vehicle customers and prospective commercial platform customers
- Advanced supply-chain and production planning for commercialization and localized assembly

Future Roadmap

The Company intends to pursue growth through:

- Advancing Model O1 EV Coupe production readiness and customer deliveries, initially in California and New York
- Expanding Olympus EV Platform sales, configurations, software and integration capabilities for U.S. and international customers
- Developing local modular production hubs, supplier and manufacturing relationships, and service and maintenance capabilities
- Converting the reported 840+ confirmed orders and $68 million+ revenue backlog into deliveries and revenue, subject to product readiness, production capacity and the applicable order terms

Intellectual Property

The Company has registered the name "Olympian Motors" as official trademark applications in the United States and owns the domain names used in connection with its business.

The Company's other intellectual property includes the Olympus EV Platform design, vehicle engineering, software, trade secrets, business methods, and know-how, protected through intellectual property assignment and confidentiality agreements with employees, advisors, consultants, vendors, and other parties.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Perks

The Company may provide incentives depending on the size of an investment commitment, including promotional incentives described on the offering platform.

- $2,500: Private Roadshow Invitation:
  - An invitation for you and one guest to private Model O1 receptions & roadshows

- $5,000: Drive Model O1 + 5% Bonus Shares
  - Test-drive and experience Model O1. Plus, receive 5% more shares when your investment converts into equity

- $10,000: 10% Bonus Shares
  - Receive 10% more shares when your investment converts into equity

- $20,000: 15% Bonus Shares*:
  - Receive 15% more shares when your investment converts into equity

- $40,000: 20% Bonus Shares*:
  - Receive 20% more shares when your investment converts into equity

- $80,000: 25% Bonus Shares*:
  - Receive 25% more shares when your investment converts into equity

- Previous Investors and Order Holders: 5% Bonus Shares*:
  - Our existing investors and Model O1 reservation holders receive 5% more shares when their new investment converts into equity

Perk Notes:

- *Higher investment tiers include all experience perks from lower tiers. Only the highest applicable share bonus applies, including the loyalty bonus. Bonuses do not stack.*
- *Bonus percentages are calculated on the shares otherwise issuable upon SAFE conversion. Bonuses are contingent on conversion and governed by the offering and SAFE terms.*
- *Experiences are subject to scheduling and availability; driving experiences also require driver eligibility.*

.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological

developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Industry and macroeconomic risk.

Olympian Motors is an electric vehicle company, and it is exposed to all macro-economic risks that other EV and general vehicle companies are exposed to.

Product development and engineering risk.

Olympian Motors is developing electric vehicles, and technical problems and engineering issues may delay the production of Olympian vehicles.

Manufacturing and supply-chain risk.

Olympian is building a new manufacturing and supply-chain for modular EVs and has organizational and logistics risks involved. Olympian Motors also has risks including potential product and material shortages in the automotive and semiconductor supply-chain.

Battery and raw-material risk.

Olympian Motors is using advanced t-Prismatic batteries built on lithium-ion, and the availability of lithium as a resource poses a slight risk.

Limited operating history.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. We are an early-stage company with a limited operating history, operating in a rapidly evolving and highly regulated market. Furthermore, we have not yet released a commercially available vehicle, and we have limited experience in full-scale manufacturing; successfully developing, maintaining, protecting and enforcing our intellectual property and defending against claims of intellectual property infringement, misappropriation or other violation; establishing and refining our commercial manufacturing capabilities and distribution infrastructure; establishing and maintaining satisfactory arrangements with third-party suppliers; and anticipating and adapting to changing market conditions, including consumer demand for certain vehicle types, models or trim levels, technological developments and changes in competitive landscape. Potential layoffs, increasing interest rates, and a deteriorating political environment may impact the business.

Capital and financing risk.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. The Company has not generated any revenue to date. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.
Our independent auditors' report on our financial statements for the years ended December 31, 2025 and 2024 includes an explanatory paragraph stating that we have incurred significant operating losses, have an accumulated deficit and stockholders' deficit, and expect to require additional financing, which raise substantial doubt about our ability to

continue as a going concern. For the year ended December 31, 2025, we had a net loss of $1,138,492, net cash used in operating activities of $975,043 and cash of $208,633, which is less than a year's worth of cash reserves. If we are unable to raise sufficient additional capital, we may be required to reduce the scope of our planned development or cease operations, and investors could lose their entire investment.

We have restated our previously issued financial statements, and we may identify additional errors in the future.

In preparing our 2025 financial statements, management identified material errors in our previously issued financial statements for the year ended December 31, 2024 relating to inventory, property and equipment, the fair value of our SAFE obligations and supplier deposits, and those statements have been restated. Among other things, previously reported inventory of $608,581 and equipment with a net carrying amount of $197,754 were expensed, reducing previously reported total assets at December 31, 2024 from $1,082,236 to $195,901. These errors indicate weaknesses in our accounting processes and internal controls. Any future errors or restatements could cause investors to lose confidence in our financial reporting.

We have engaged in transactions with our founder and related parties, including residential leasing arrangements.

We use residential premises leased in the name of our founder, Eren Canarslan, for our activities, and we make the lease payments. Our founder has also made loans and personal guarantees for our benefit. These arrangements were not negotiated at arm's length and may involve conflicts of interest. See "Related Party Transactions."

Dependence on founders and key personnel.

As a startup organization, the company is still very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team, the future of the company may be compromised. The Company's founders may not be able to work on the venture full-time in the event of health, family, or other extenuating circumstances, thus slowing the company's progress and potential downturn. The Company's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, the Company plans to secure key person life insurance when such coverage is deemed financially prudent. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third-party contractual relationships. If the Company is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Intellectual property protection risk.

Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.

Intellectual property litigation risk.

In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from

other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of violations of intellectual property rights. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements to avoid the foregoing adverse scenarios, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Governmental regulation risk.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Tax and employment law risk.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Financial projections risk.

In terms of revenue, it could be that our financial projections are not accurate or that it takes longer (if at all) to meet projections. If this is the case, our investors may experience a lengthy period on their rate of return or lack of return that is well below that of other investment opportunities. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Product defect risk.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

Trademark and brand risk.

We have registered the name "Olympian Motors" and "Olympus" as trademarks in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name could make infringement claims against us, which could harm our reputation and affect our business.

No dividends.

We do not plan to pay dividends to our shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

Technology and product evolution risk.

We may need to acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to changes in technology, and we may need to rapidly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment. If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

Recruitment and retention risk.

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Illiquidity and nature-of-securities risk.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Our business projections are only projections.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

If the Company cannot raise sufficient funds, it will not succeed

Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment.

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

If we are unsuccessful in selling and delivering our vehicles, or if customer demand declines, our revenue, financial results, and business may be significantly harmed.

The Company’s success will depend on its ability to develop, manufacture, deliver, and support vehicles that customers perceive as useful, reliable, safe, and appropriately priced. If consumers, fleet customers, or strategic partners do not adopt the Company’s vehicles, or if demand declines, the Company may not be able to generate sufficient revenue or maintain planned production levels. There is no guarantee that the Company will be able to attract or retain customers or achieve the anticipated level of vehicle sales.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our

service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an

economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional SAFEs may be issued, increasing potential dilution when the SAFEs convert into equity securities.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Any Valuation at This Stage Is Difficult to Assess.

Any valuation at this stage is difficult to assess. The SAFEs do not have a fixed per-share price at the time of purchase. Instead, they represent a contractual right to receive equity securities in a future priced round or upon another conversion event, subject to the terms of the SAFE, including the Valuation Cap. The valuation cap and other terms for this Offering were established by the Company and are not based on the financial results of the Company. Instead, they reflect management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Securities in this Offering have limited protective provisions.

The Securities in this Offering have limited protective provisions and do not provide the full rights of a stockholder before conversion. As a SAFE holder, you may not receive the same protections as a stockholder in the event of a reorganization, restructuring, merger or other similar transaction involving the Company, except as expressly provided in the SAFE. If there is a liquidation event or change of control for the Company, the SAFE will be treated in accordance with its terms, which may not provide the same economic outcome as owning equity. The SAFE does not permit you to require the Company to repurchase the SAFE in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

The transferability of the Securities you are buying is limited

Any Securities purchased through this Offering are subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the SAFE back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than the terms of the SAFE. In addition, if we need to raise more equity capital or issue other securities, institutional or other investors may negotiate terms that are more favorable than the terms of your SAFE, which could adversely affect the value or dilution of your investment.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the SAFE or the securities issuable thereto into a custodial relationship.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Affiliates of the Issuer, including officers, directors and existing shareholders of the Issuer, may invest in this Offering and their funds will be counted toward the Issuer achieving the Minimum Amount.

There is no restriction on affiliates of the Issuer, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Issuer has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Issuer and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non- affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 85.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Eren Alan Canarslan is the beneficial owner of 11,250,000 shares of Common and Preferred Stock, representing 85.0% of the Company's voting power prior to the Offering.

CAPITALIZATION

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

The Company's SAFE obligations were recorded as liabilities at a fair value of $4,430,939 as of December 31, 2025 in the Company's audited financial statements, compared with $3,342,550 (as restated) as of December 31, 2024. The aggregate purchase amounts of outstanding SAFEs as of December 31, 2025 were: 2022 SAFEs, $1,818,312 (valuation cap $30,000,000); 2023 SAFEs, $692,104 (valuation cap $28,000,000); 2024 SAFEs, $891,670 (valuation cap $70,000,000); and 2025 SAFEs, $1,107,776 (post-money valuation cap of $63,000,000 to $70,000,000), each with no discount. From January 1, 2026 through May 27, 2026, the Company received gross proceeds of $610,884.05 from the issuance of additional SAFEs, of which $605,844.05 was received through its Regulation Crowdfunding offering, and in August and September 2026 the Company received $41,701 under a Regulation D offering at a valuation cap of $210,000,000.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

The Company has conducted the following exempt offerings within the past three years:

Security Type	Target Amount	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$2,445,000	General Operations	May, 2022	Section 4(a)(2)
SAFE	$1,235,000	General Operations	September, 2023 – April 2024	Reg CF
SAFE	$17,000	General Operations	May, 2024	Section 4(a)(2)
SAFE	$1,980,000	General Operations	June, 2024	Section 4(a)(2)
SAFE	$1,370,000	General Operations	August, 2024	Section 4(a)(2)
SAFE	$3,500,000	General Operations	September, 2024 – April 2025	Reg CF
SAFE	$41,701	General Operations	August – September, 2026	506(b)

THE COMPANY'S SECURITIES

The Company's Securities

The Company has authorized shares of Preferred Stock and Common Stock.

The Company has authorized 18,000,000 shares of Common Stock, of which 10,588,235 shares are outstanding. Common Stock has voting rights.

The Company has authorized 2,647,059 shares of Preferred Stock, of which 2,647,059 shares are outstanding. Preferred Stock has voting rights. The rights, preferences, privileges, and limitations of Preferred Stock are set forth in the Certificate of Incorporation and Bylaws.

Securities Class Information for Current Regulation CF Offering

The Securities

We request that you please review our organizational documents and the Safe instrument in conjunction with the following summary information.

The Offering

The Company is offering up to 4,844,961 Units of Series A SAFE (Simple Agreement for Future Equity) for up to $4,999,999.75. The Company is attempting to raise a minimum amount of $50,000.40 in this Offering ("**Target Offering Amount")**. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by May 31, 2027 in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Offering Amount up to $4,999,999.75 and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement through the subscription process provided by the Intermediary, including complying with know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.

Purchaser funds will be held in escrow with Enterprise Bank until the Target Offering Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchasers funds will be returned without interest or deduction.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

Liquidity Event

If there is a Liquidity Event (a Change of Control, a Direct Listing or an Initial Public Offering) before the Securities terminate, the Investor will automatically be entitled, subject to the liquidation priority set forth in the SAFE, to receive the greater of (i) the Cash-Out Amount (equal to the Purchase Amount) or (ii) the Conversion Amount, which is the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, where the Liquidity Price is the Post-Money Valuation Cap divided by the Company's capitalization measured immediately prior to the Liquidity Event.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, the Investor will automatically be entitled, subject to the liquidation priority set forth in the SAFE, to receive a portion of Proceeds equal to the Cash-Out Amount (which equals the Purchase Amount), due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The Investor's right to receive its Cash-Out Amount is: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) on par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) senior to payments for Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the SAFE or (ii) the payment, or setting aside for payment, of the "Cash-Out Amount" (equal to the "Purchase Amount") due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Company (**"Nominee Designee"**).

The Issuer has a voting agreement and Investors right agreement in place for Preferred stock holders.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited Investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

VALUATION

Post-Money Valuation Cap: $180,000,000; **Discount Rate:** 0% (no discount)

llustrative Implied Price Per Share. Dividing the $180,000,000 post-money Valuation Cap by 14,705,882 shares, the Company's pro-forma fully diluted capitalization, produces an implied price of approximately $12.24 per share. The pro-forma capitalization includes 13,235,294 issued and outstanding shares of Common Stock and Preferred Stock and an unissued equity incentive plan allocation. It does not include shares issuable on conversion of outstanding SAFEs. On the same basis, the $63,000,000 valuation cap applicable to certain 2025 SAFEs implies approximately $4.28 per share. These figures are illustrative estimates only. They are not the price of the Securities offered in this Offering ($1.00 per unit), not historical transaction prices, and not the price at which any SAFE will convert. The actual conversion price will depend on the Company's capitalization at the time of conversion and the terms of the applicable SAFE.

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Related Party Transactions

The Company's related party transactions include the following: (i) a $13,000 loan from Eren Alan Canarslan made in fiscal year 2022, bearing 0.0% interest with no set maturity date, which remained outstanding as of December 31, 2025; (ii) a receivable from Mr. Canarslan of $1,862 as of December 31, 2024, which was charged to general and administrative expenses during 2025; (iii) a non-interest-bearing advance of $40,000 made in January 2025 to Jasmine Sungu, a co-founder and shareholder of the Company, to hold Company funds in excess of federally insured limits, which was repaid in full on October 14, 2025 by a transfer from Mr. Canarslan; (iv) rent of $89,235 paid by the Company in 2025 for residential premises in California, under a lease naming Mr. Canarslan and the Company as tenants for the period through April 30, 2025, and whose extension to April 30, 2026 names Mr. Canarslan, with $8,200 of December 2025 rent accrued; (v) the Company's use of residential premises in California under a lease in Mr. Canarslan's name running from December 1, 2025 to November 30, 2027 at $9,000 per month, under which the Company paid $18,000 in 2025 and continues to make the monthly payments; and (vi) In February 2026, Eren Canarslan personally guaranteed the Company's obligations under a new lease for the R&D Lab in California.

RESULTS OF OPERATIONS

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Cash and Cash Equivalents

As of December 31, 2025, the Company had $208,632.83 in cash and cash equivalents, compared to $117,039 as of December 31, 2024, based on the financial information included in this offering.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Other than the proceeds from the Offering, the Company has funded its operations primarily through the issuance of SAFEs, including SAFEs issued in 2026 under Regulation Crowdfunding and Regulation D, and does not currently have any committed outside sources of capital. For the year ended December 31, 2025, the Company's net cash used in operating activities was $975,043, and its cash of $208,633 at year end was less than a year's worth of cash reserves. The Company's auditors have expressed substantial doubt about its ability to continue as a going concern. See Note 13 to the financial statements.

Capital Expenditures and Other Obligations

To date, Olympian Motors has incurred costs associated with vehicle prototype development, the Olympus EV Platform, prototype tooling and machinery, manufacturing and assembly, software, and supply-chain development. Under the Company's accounting policies, these costs, including the materials, components and equipment used for prototype vehicles, have been expensed as research and development or other operating expenses rather than capitalized. The machinery previously used for prototype development was removed from service and abandoned during 2025, and the Company had no property and equipment and made no additions to long-lived assets in 2025 or 2024. The Company intends to continue investing in Model O1 EV Coupe production readiness, Olympus EV Platform capabilities and local production and service infrastructure, initially focused on California and New York.

The Company's current obligations primarily consist of manufacturing and engineering costs, supply-chain and vendor commitments, contractor and professional service fees, legal and compliance matters, and general administrative expenses.

As the Company continues to develop and manufacture its vehicles, it may incur additional capital expenditures related to production equipment, assembly, battery and semiconductor supply, facilities, tooling, and platform/software development.

Proceeds from this Offering are expected to support these activities and the Company's operational growth.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Historical Results of Operations

Olympian Motors, Inc. is an early-stage electric vehicle company focused on the Model O1 EV Coupe and the Olympus EV Platform. The Company's September 2026 investor presentation reports 840+ confirmed orders for future delivery and $68 million+ in revenue backlog at company level. These amounts represent prospective sales and are not recognized revenue. The Company is advancing vehicle production readiness, platform applications and the manufacturing and service capabilities needed for commercialization. Given its limited operating history and early commercialization stage, the timing and scale of future deliveries and revenue remain uncertain.
The Company has not generated revenue. Total operating expenses were $1,155,595 for the year ended December 31, 2025, compared to $1,266,673 (as restated) for 2024, consisting of general and administrative expenses of $421,831 (2024: $558,478), research and development expenses of $255,981 (2024: $224,750), contractor and employee salaries and benefits of $54,550 (2024: $301,493) and sales and marketing expenses of $423,233 (2024: $181,952). Net loss was $1,138,492 for 2025, compared to $1,260,634 (as restated) for 2024. As of December 31, 2025, the Company held refundable pre-order deposits of $65,379. The Company's 2024 financial statements have been restated to correct material errors, as described in Note 2 to the financial statements.

Material Changes and Other Information

Subsequent to December 31, 2025, the Company received net proceeds of $580,590 from the issuance of SAFEs from January 1 through May 27, 2026 and $41,701 under a Regulation D offering in August and September 2026, and on February 12, 2026 entered into a lease for premises in Irvine, California for a term from April 1, 2026 to June 30, 2029, with monthly base rent starting at $5,324 and a security deposit of $11,517. Other than as described in this Form C, management is not aware of any material changes in the Company's financial condition or results of operations subsequent to the period covered by the financial statements included in this offering.

Company Debt

As of December 31, 2025, the Company's liabilities included a $13,000 loan from Eren Canarslan, made in fiscal year 2022, with 0.0% interest and no set maturity date; credit card liabilities of $65,672; operating lease liabilities of $200,624; and SAFE obligations recorded at a fair value of $4,430,939, from which debt issuance costs of $61,573 are presented as a deduction.

Through December 31, 2025, the Company has been financed with approximately $4,510,000 in aggregate purchase amounts of prior SAFEs and $13,000 in debt, and it received additional SAFE proceeds in 2026 as described above. The prior SAFEs are historical exempt offerings and are not the securities offered in this Offering. The Company may seek additional financing as it scales.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise

DealMaker Intermediary Fees	$4,250.03	8.50%	$424,999.98	8.50%
Manufacturing & Assembly	$12,040.10	24.08%	$1,203,999.94	24.08%
Vehicle Platform / Product Development	$9,630.08	19.26%	$962,999.95	19.26%
Software & OS / Software Development	$4,815.04	9.63%	$481,499.98	9.63%
Supply-Chain & Ops	$9,630.08	19.26%	$962,999.95	19.26%
Growth and Marketing	$4,815.04	9.63%	$481,499.98	9.63%
General Administrative	$4,820.03	9.64%	$481,999.97	9.64%
Total	$50,000.40	100%	$4,999,999.75	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website https://invest.olympus.auto/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at https://invest.olympus.auto/, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment commitments for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in Target Offering Amount, a change in the Valuation Cap, Discount Rate, or other material SAFE term, a change in management, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at. https://invest.olympus.auto/

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Olympian Motors, Inc.

__*/s/ Eren Alan Canarslan*_______________
(Signature)

Eren Alan Canarslan___________________
(Name)

Founder, CEO & Chief Engineer; Principal Executive Officer
(Title)

October 22, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Olympian Motors, Inc.

__*/s/ Eren Alan Canarslan*_______________
(Signature)

Eren Alan Canarslan___________________
(Name)

Founder, CEO & Chief Engineer; Principal Executive Officer
(Title)

October 22, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Financial Statements

OLYMPIAN MOTORS, INC.

Audited Financial Statements
Years Ended December 31, 2025 and 2024

Index to Financial Statements

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Olympian Motors, Inc.
New York

Opinion

We have audited the accompanying financial statements of Olympian Motors, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has incurred significant operating losses, has an accumulated deficit and stockholders' deficit as of December 31, 2025, and expects to require additional financing to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of these conditions and its plans regarding these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

October 12, 2026
Calabasas, California

Olympian Motors, Inc.
Balance Sheets

(USD $ in Dollars)	December 31, 2025	December 31, 2024 (As Restated)
ASSETS		
Current Assets:		
Cash	$ 208,633	$ 117,039
Due from Related Party	-	1,862
Total current assets	208,633	118,901
Supplier & Vendor Deposits	-	64,000
Security Deposit	9,000	13,000
Right-of-use asset	200,624	-
Total assets	**$ 418,257**	**$ 195,901**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Credit Cards	$ 65,672	$ 13,536
Shareholder Loan	13,000	13,000
Other Current Liabilities	73,579	12,741
Lease liability, current	102,934	-
Total current liabilities	255,185	39,277
Simple Agreement for Future Equity (SAFEs)	4,430,939	3,342,550
Debt issuance costs	(61,573)	(20,434)
Lease liability, non-current	97,690	-
Total liabilities	$ 4,722,241	$ 3,361,393
STOCKHOLDERS' DEFICIT		
Common Stock, $0.00001 par, 18,000,000 shares authorized, 10,588,235 shares issued and outstanding as of December 31, 2025 and 2024	$ 106	$ 106
Preferred Stock, $0.00001 par, 2,647,059 shares authorized, 2,647,059 shares issued and outstanding as of December 31, 2025 and 2024	26	26
Additional Paid In Capital	27	27
Accumulated Deficit	(4,304,143)	(3,165,651)
Total Stockholders' Deficit	(4,303,984)	(3,165,492)
Total Liabilities and Stockholders' Deficit	**$ 418,257**	**$ 195,901**

See accompanying notes to financial statements.

Olympian Motors, Inc.
Statements of Operations

For Years Ended December 31,	2025	2024 (As Restated)
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit/(Loss)	-	-
Operating expenses		
General and Administrative	421,831	558,478
Research and Development	255,981	224,750
Contractors & Employee Salaries and Benefits	54,550	301,493
Sales and Marketing	423,233	181,952
Total operating expenses	1,155,595	1,266,673
Net Operating Loss	(1,155,595)	(1,266,673)
Interest expense	(2,283)	(76)
Other Income/(Loss)	19,386	6,115
Loss before provision for income taxes	(1,138,492)	(1,260,634)
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (1,138,492)**	**$ (1,260,634)**

See accompanying notes to financial statements.

Olympian Motors, Inc.
Statements of Changes in Stockholders' Deficit

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023, as previously reported	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (1,332,190)**	**$ (1,332,031)**
Restatement adjustments (Note 2)	-	-	-	-	-	(572,827)	(572,827)
Balance—January 1, 2024, as restated	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (1,905,017)**	**$ (1,904,858)**
Issuance of Stock	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,260,634)	(1,260,634)
Balance—December 31, 2024, as restated	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (3,165,651)**	**$ (3,165,492)**
Issuance of Stock	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,138,492)	(1,138,492)
Balance—December 31, 2025	**10,588,235**	**$ 106**	**2,647,059**	**$ 26**	**$ 27**	**$ (4,304,143)**	**$ (4,303,984)**

See accompanying notes to financial statements.

Olympian Motors, Inc.
Statements of Cash Flows

For Years Ended December 31,		2025		2024 (As Restated)
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,138,492)	$	(1,260,634)
Adjustments to reconcile net loss to net cash used by operating activities:				
SAFE adjustment to Fair Value		(19,386)		3,224
Write-off of security deposit		13,000		-
Amortization of right-of-use asset		8,417		-
Changes in operating assets and liabilities:				
Supplier & Vendor Deposits		64,000		80,000
Security Deposit		(9,000)		-
Credit Cards		52,136		(24,314)
Other Current Liabilities		60,837		(3,696)
Due from Related Party		1,862		(1,862)
Due to Related Party		-		(58,600)
Lease liability		(8,417)		-
Net cash used by operating activities		(975,043)		(1,265,883)
CASH FLOW FROM INVESTING ACTIVITIES				
Advance to shareholder		(40,000)		-
Repayment of advance to shareholder		40,000		-
Net cash used in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on SAFEs		1,066,637		890,372
Net cash provided by financing activities		1,066,637		890,372
Change in Cash		91,594		(375,511)
Cash—beginning of year		117,039		492,550
Cash—end of year	$	**208,633**	$	**117,039**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,283	$	76
Cash paid during the year for income taxes	$	-	$	-
Supplemental disclosure of non-cash investing and financing activities				
SAFE issuance costs deducted from proceeds	$	41,139	$	-
Right-of-use asset obtained in exchange for lease liability	$	209,040	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Olympian Motors, Inc. was incorporated on October 19, 2021, in the state of Delaware. The financial statements of Olympian Motors, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Olympian Motors manufactures modular electric vehicles (EVs) with a vision for an efficient, sustainable, and aesthetic future for all. Olympian has three EV models: Model O1, Model 84 and Model 42. The sales process is direct-to-consumer, and the Company's vehicles are currently in the pre-order stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair value of the SAFE obligations and the valuation allowance on deferred tax assets. Actual results could differ from those estimates.

Restatement of Previously Issued Audited Financial Statements

During the preparation of the Company's financial statements for the year ended December 31, 2025, management identified material errors in the Company's previously issued financial statements for the year ended December 31, 2024, relating to (i) inventory, (ii) property and equipment, (iii) the fair value of the SAFE obligations and (iv) supplier deposits. The errors in inventory, property and equipment and supplier deposits primarily involved the capitalization of costs that should have been expensed in the periods incurred, resulting in misstatements of assets, expenses, and stockholders' deficit.

(i) Inventory - The Company had not developed a commercially viable vehicle and had not commenced commercial production. The materials and components recorded as inventory were acquired primarily for the construction and development of a limited number of preproduction prototype vehicles. Upon further evaluation, management determined that the related costs should have been expensed in the appropriate reporting periods rather than recognized as inventory.

(ii) Property and Equipment - The Company capitalized the cost of six machines placed in service in June 2022 (die casting, CNC, hydraulic lift, resin sand molding, sheet metal fabrication and brass casting) and used in the development of its prototype vehicles. The machines were not used for commercial production and had no substantive alternative future use. Upon further evaluation, management determined that the related costs should have been expensed in the periods incurred rather than capitalized as property and equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restatement of Previously Issued Audited Financial Statements (Continued)

(iii) SAFE Obligations - The fair value of the SAFE obligations at December 31, 2024, and December 31, 2023, had been measured using a discount rate of 90%, that is, a conversion price equal to 90% of the value per share. Upon further evaluation, management determined that the SAFEs do not provide for a discount, and the fair value of the SAFE obligations has been remeasured without a discount, with the other assumptions used at each date unchanged, consistent with the measurement at December 31, 2025 (see Note 7).

(iv) Supplier Deposits - Supplier deposits of $80,000 paid for two skateboard platform prototype units, which were completed in June 2024, were carried as supplier and vendor deposits at December 31, 2024. Upon further evaluation, management determined that the related costs should have been expensed in 2024, when the units were completed, rather than recognized as supplier deposits.

Management evaluated the errors in accordance with ASC 250, Accounting Changes and Error Corrections, and SEC Staff Accounting Bulletin Nos. 99, Materiality, and 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. Management concluded that the errors were material to the Company's previously issued financial statements for the year ended December 31, 2024. Accordingly, the comparative financial statements for the year ended December 31, 2024, presented here have been restated to correct the errors.

The cumulative effect of the errors on periods before January 1, 2024, an increase of $572,827 in the accumulated deficit (inventory of $565,206 and property and equipment of $279,583 expensed, less a reduction of $271,962 in the SAFE obligations), has been recorded as an adjustment to the accumulated deficit at January 1, 2024.

The effects of the restatement on the affected financial statement line items for the year ended December 31, 2024 are summarized in the accompanying tables.

Balance Sheet	**As Previously Reported**	**Restatement Adjustments**	**As Restated**
As of December 31, 2024			
Inventory	608,581	(608,581)	-
Total current assets	**727,482**	**(608,581)**	**118,901**
Property and Equipment, net	197,754	(197,754)	-
Supplier & Vendor Deposits	144,000	(80,000)	64,000
Total assets	**1,082,236**	**(886,335)**	**195,901**
Simple Agreement for Future Equity (SAFEs)	3,682,759	(340,209)	3,342,550
Total liabilities	**3,701,602**	**(340,209)**	**3,361,393**
Accumulated Deficit	(2,619,525)	(546,126)	(3,165,651)
Total Stockholders' Deficit	**(2,619,366)**	**(546,126)**	**(3,165,492)**
Total Liabilities and Stockholders' Deficit	**1,082,236**	**(886,335)**	**195,901**
As of January 1, 2024			
Accumulated Deficit	(1,332,190)	(572,827)	(1,905,017)
Total Stockholders' Deficit	**(1,332,031)**	**(572,827)**	**(1,904,858)**

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restatement of Previously Issued Audited Financial Statements (Continued)

Statement of Operations	As Previously Reported	Restatement Adjustments	As Restated
Year ended December 31, 2024			
Research and Development	101,375	123,375	224,750
Depreciation	81,829	(81,829)	-
Total operating expenses	**1,225,127**	**41,546**	**1,266,673**
Net Operating Loss	**(1,225,127)**	**(41,546)**	**(1,266,673)**
Other Income/(Loss)	(62,132)	68,247	6,115
Loss before provision for income taxes	**(1,287,335)**	**26,701**	**(1,260,634)**
Net Loss	**(1,287,335)**	**26,701**	**(1,260,634)**

The restatement had no effect on net cash used in operating activities, net cash used in investing activities, net cash provided by financing activities, the net change in cash, or the reported cash balances for either year presented. Within operating activities, the corrections changed net loss and the offsetting non-cash reconciling items and changes in operating assets and liabilities by equal and offsetting amounts. The effect of the restatement on the statement of cash flows is as follows:

Statement of Cash Flows	As Previously Reported	Restatement Adjustments	As Restated
Year ended December 31, 2024			
Net Loss	(1,287,335)	26,701	(1,260,634)
Depreciation of Property	81,829	(81,829)	-
SAFE adjustment to Fair Value	71,471	(68,247)	3,224
Inventory	(43,375)	43,375	-
Supplier & Vendor Deposits	-	80,000	80,000
Net cash used by operating activities	**(1,265,883)**	**-**	**(1,265,883)**

The restatement had no effect on the provision for income taxes because the Company maintains a full valuation allowance against its deferred tax assets. The deferred tax asset and the related valuation allowance at December 31, 2024, presented in Note 8, have been restated from $781,666 to $894,081, measured on the same basis as at December 31, 2025, which excludes items that are not deductible for income tax purposes and reflects the federal benefit of state income taxes.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, and December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for spare parts, work in progress and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2025, and 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when goods are provided to the customer. The Company will earn revenue from selling modular electric vehicles.

The Company is currently in the pre-revenue stage. Refundable pre-order deposits received from customers are recorded as a liability until the related vehicle is delivered or the deposit is refunded (see Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $423,233 and $181,952, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products, including the materials, components and other costs of prototype vehicles, are expensed as incurred. Research and development expenses for the years ended December 31, 2025, and December 31, 2024 amounted to $255,981 and $224,750, respectively.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity. SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within other income/(loss) until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date. (See Note 7.)

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash, restricted cash, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company’s SAFE obligations are measured at fair value on a recurring basis using Level 3 inputs (see Note 7).

Lease Accounting

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use (“ROU”) assets and lease liabilities on the balance sheet.

Lease liabilities are recognized based on the present value of future lease payments over the lease term. The corresponding ROU asset is based on the lease liability, adjusted for any prepaid or accrued lease payments, lease incentives, and initial direct costs.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included in the measurement of lease liabilities.

The Company uses its incremental borrowing rate to determine the present value of lease payments when an implicit rate is not readily determinable.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less; rent on those leases is recognized as expense as incurred.

Related Party Transactions

Related party transactions are identified based on the guidance in ASC 850. The Company discloses material related party transactions, including the nature of the relationship, a description of the transactions, amounts involved, and any amounts due to or from related parties at the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 12, 2026, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

The Company had no inventory at December 31, 2025 or December 31, 2024 (as restated). The inventory of $608,581 previously reported at December 31, 2024 was expensed in the restatement of the 2024 financial statements (see Note 2). Inventory purchases and related costs of $171,763 during the year ended December 31, 2025 were charged to research and development expenses.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deposits consist primarily of vendor and security deposits while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage. During the year ended December 31, 2025, supplier and vendor deposits of $64,000 were applied to the cost of prototype vehicles (see Note 5), and a security deposit of $13,000 that is not recoverable was written off and charged to general and administrative expenses.

Other current liabilities consist of the following items:

As of		December 31, 2025		December 31, 2024
Refundable Pre-order Deposits	$	65,379	$	11,437
Other Liabilities		8,200		1,304
Total Other Current Liabilities	$	**73,579**	$	**12,741**

Other income/(loss) consists of the following items:

For Years Ended December 31,		2025		2024 (As Restated)
Change in fair value of SAFE obligations	$	19,386	$	(3,224)
Dividend and other income		-		9,339
Total Other Income/(Loss)	$	**19,386**	$	**6,115**

5. PROPERTY AND EQUIPMENT

The Company had no property and equipment at December 31, 2025 or December 31, 2024 (as restated). The equipment previously reported at December 31, 2024, with a cost of $409,146 and a net carrying amount of $197,754, was expensed in the restatement of the 2024 financial statements (see Note 2). The equipment was removed from service and abandoned during the year ended December 31, 2025.

During the year ended December 31, 2025, supplier and vendor deposits of $64,000 were applied to prototype vehicles, four Model 42 units, and charged to research and development expenses. Supplier and vendor deposits of $80,000 applied to two skateboard platform units completed in June 2024 were expensed in the restatement of the 2024 financial statements (see Note 2).

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 18,000,000 shares of Common Shares stock at a par value of $0.00001. As of both December 31, 2025, and December 31, 2024, 10,588,235 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,647,059 shares of Preferred Shares at a par value of $0.00001. As of both December 31, 2025, and December 31, 2024, 2,647,059 shares of Preferred Stock were issued and outstanding, respectively.

7. DEBT

Owner Loan

The Company had outstanding loans payable as of December 31, 2025, and December 31, 2024. Details of the loan outstanding are as follows:

				For the Year Ended December 2025			For the Year Ended December 2024		
Owner	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Eren Canarslan	$ 13,000	0%	No set maturity	$ 13,000	$ -	$ 13,000	$ 13,000	$ -	$ 13,000
Total				**$ 13,000**	**$ -**	**$ 13,000**	**$ 13,000**	**$ -**	**$ 13,000**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified under current liabilities.

7. DEBT (Continued)

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements for future equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2025	As of Year Ended December 31, 2024 (As Restated)
2022 SAFE	$ 1,818,312	Fiscal Year 2022	$ 30,000,000	0%	$ 1,818,312	$ 1,818,312
2023 SAFE	692,104	Fiscal Year 2023	28,000,000	0%	692,104	692,104
2024 SAFE	891,670	Fiscal Year 2024	70,000,000	0%	891,670	891,670
2025 SAFE	1,107,776	Fiscal Year 2025	63,000,000 to 70,000,000	0%	1,107,776	-
Change in fair value of SAFE obligations					(78,923)	(59,536)
Total SAFE(s)					**$ 4,430,939**	**$ 3,342,550**

During the year ended December 31, 2025, the Company issued SAFEs with an aggregate purchase amount of $1,107,776, of which $822,784 was issued through the Company's Regulation Crowdfunding offering and $284,992 was issued directly to investors. The SAFEs issued in 2025 have a post-money valuation cap of $70,000,000, or $63,000,000 for early investors in the offering and certain direct investors ($326,130 and $781,646 of the 2025 purchase amount, respectively).

SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of the Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

7. DEBT (Continued)

SAFE(s) (Continued)

The fair value of the SAFEs is estimated using a probability-weighted scenario analysis, which uses Level 3 inputs. The scenarios and the probabilities assigned as of December 31, 2025, and December 31, 2024, were an equity financing (55%), a liquidity event (35%), a negotiated cash settlement (7.5%) and dissolution (2.5%), and the analysis used a Company valuation of $31,000,000 and $30,000,000, respectively. The change in fair value of the SAFE obligations was a gain of $19,386 for the year ended December 31, 2025, and a loss of $3,224 for the year ended December 31, 2024 (as restated), which is included in other income/(loss).

Issuance costs of $41,139 incurred in 2025 to issue SAFEs through the Company's Regulation Crowdfunding offering, and issuance costs of $20,434 relating to SAFEs issued in prior years, are presented as a deduction from the SAFE liability in the balance sheets.

8. INCOME TAXES

The Company adopted Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, for the year ended December 31, 2025, on a prospective basis.

Loss before provision for income taxes was $1,138,492 and $1,260,634 (as restated) for the years ended December 31, 2025, and December 31, 2024, respectively, all of which arose in the United States. The Company recorded no current or deferred federal or state income tax expense in either year.

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

As of Year Ended December 31,		2025		2024 (As Restated)
Net Operating Loss	$	(319,043)	$	(346,917)
Valuation Allowance		319,043		346,917
Net Provision for income tax	$	-	$	-

A reconciliation of the income tax benefit computed at the U.S. federal statutory tax rate to the provision for income taxes for the year ended December 31, 2025, is as follows:

For the Year Ended December 31, 2025		Amount	Percent
U.S. federal statutory tax rate	$	(239,083)	21.0%
State and local income tax, net of federal income tax effect (a)		-	0.0%
Nontaxable or nondeductible items:			
Change in fair value of SAFE obligations		(4,071)	0.3%
Other		3,731	(0.3)%
Changes in valuation allowances		239,423	(21.0)%
Provision for income taxes and effective tax rate	$	**-**	**0.0%**

(a) State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

8. INCOME TAXES (Continued)

Amounts in the rate reconciliation other than state and local income tax reflect federal income taxes only. The state and local line is nil because the state tax benefit of the 2025 loss ($79,620) is offset by the state portion of the increase in the valuation allowance.

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

As of Year Ended December 31,	2025	2024 (As Restated)
Net Operating Loss and other temporary differences	$ (1,213,124)	$ (894,081)
Lease liability	(56,142)	-
Right-of-use asset	56,142	-
Valuation Allowance	1,213,124	894,081
Total Deferred Tax Asset	$ -	$ -

The deferred tax assets at December 31, 2025, were estimated from the Company's cumulative losses for financial reporting purposes, adjusted for items that are not deductible for income tax purposes, using the federal statutory rate of 21% and the California statutory rate of 8.84%, net of the federal benefit; the deferred tax assets at December 31, 2024, have been restated on the same basis (see Note 2). The valuation allowance increased by $319,043 during the year ended December 31, 2025.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal net operating loss ("NOL") carryforwards of $2,926,909 and California NOL carryforwards of $2,281,732. The California NOL carryforwards expire beginning in 2044. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company paid no income taxes during the year ended December 31, 2025. The Company's federal and state income tax returns for all years since its incorporation in 2021 remain subject to examination by the taxing authorities.

9. RELATED PARTY TRANSACTIONS

In the fiscal year 2022, the Company borrowed money from the owner, Eren Canarslan. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability. As of both December 31, 2025, and December 31, 2024, the outstanding balance of the loan was $13,000.

As of December 31, 2024, the Company had receivables from the owner in the amount of $1,862. During the year ended December 31, 2025, this amount was charged to general and administrative expenses.

In January 2025, the Company advanced $40,000 to Jasmine Sungu, a co-founder and shareholder of the Company. The advance, which was made to hold Company funds in excess of the federally insured limit at its bank, did not bear interest and was repaid in full on October 14, 2025, by a transfer from Eren Canarslan.

During the year ended December 31, 2025, the Company paid rent of $89,235 for residential premises in Los Angeles, California, and paid $18,000 under a lease of residential premises in Orange County, California. The Los Angeles lease for the period from April 22, 2024, to April 30, 2025, named Eren Canarslan and the Company as tenants; its extension to April 30, 2026, names Eren Canarslan and Jasmine Sungu. The Company made no payments under the extension after November 3, 2025. Rent of $8,200 for December 2025 under the extension is included in other current liabilities at December 31, 2025. The Orange County lease, which runs from December 1, 2025, to November 30, 2027, at $9,000 per month, is in the name of Eren Canarslan, and the Company is not a party to that lease. The Company's use of the Orange County premises is accounted for as an operating lease (see Note 10). The Company has continued to make the monthly payments of $9,000 under that lease in 2026. Of the $18,000 paid in 2025, $9,000 is the security deposit under that lease, which is included in security deposits, and $9,000, paid on December 30, 2025, is the lease payment for January 2026. Although the lease is in the name of Eren Canarslan, the premises are used extensively for the Company's activities. The lease cost for December 2025 is included in rent expense (see Note 10).

In February 2026, Eren Canarslan personally guaranteed the Company's obligations under a new lease (see Note 12).

10. LEASES

__Operating Leases__

The Company has an operating lease for residential premises in Orange County, California (see Note 9). The lease has a term maturing in 2027. Monthly payments amount to $9,000. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for the operating lease as of December 31, 2025, was 2 years.

The weighted average discount rate for the operating lease as of December 31, 2025, was 3.5%.

Minimum future lease payments under operating leases as of December 31, 2025, are as follows:

Year Ending December 31,		
2026	$	108,000
2027		99,000
Total undiscounted lease payments		207,000
Less: Present value discount		(6,376)
Total lease liability	$	**200,624**

10. LEASES (Continued)

Operating Leases (Continued)

Rent expenses were in the amount of $115,463 and $89,600 for the years ended December 31, 2025, and December 31, 2024, respectively. Rent expense for the year ended December 31, 2025, includes $106,435 relating to the residential leases described in Note 9.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through October 12, 2026, which is the date the financial statements were available to be issued.

From January 1, 2026, through May 27, 2026, the Company received cash proceeds, net of offering fees, of $580,590 from the issuance of SAFEs, of which $575,590 was received through its Regulation Crowdfunding offering.

In August and September 2026, the Company received $41,701 under a Regulation D offering at a valuation cap of $210,000,000.

On February 12, 2026, the Company entered into a lease for premises in Irvine, California, for a term from April 1, 2026, to June 30, 2029. Monthly base rent starts at $5,324 and the Company paid a security deposit of $11,517. The Company's obligations under the lease are personally guaranteed by Eren Canarslan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,138,492, an operating cash flow loss of $975,043, and liquid assets in cash of $208,633, which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

13. GOING CONCERN (Continued)

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and concluded that they raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements were available to be issued. Management plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

14. SEGMENT REPORTING

The Company has one operating segment and one reportable segment, the design and development of modular electric vehicles. The Company is managed as a single business, and the segment comprises all of the Company's operations. The Company has not generated revenue; its vehicles are in the pre-order stage (see Note 1).

The Company's chief operating decision maker is its Chief Executive Officer. The chief operating decision maker uses net loss, as reported in the statements of operations, to monitor the Company's operating results, assess performance and decide how to allocate resources, including to research and development. The accounting policies of the segment are the same as those described in Note 2. The measure of segment assets is total assets as reported in the balance sheets. The Company has no intra-entity sales or transfers.

The significant segment expenses regularly provided to the chief operating decision maker are the expense categories presented in the statements of operations. Segment results were as follows:

For Years Ended December 31,	**2025**	**2024 (As Restated)**
Net revenue	$ -	$ -
Less:		
General and Administrative	421,831	558,478
Research and Development	255,981	224,750
Contractors & Employee Salaries and Benefits	54,550	301,493
Sales and Marketing	423,233	181,952
Other segment items (a)	(17,103)	(6,039)
Net Loss	**$ (1,138,492)**	**$ (1,260,634)**

(a) Other segment items comprise interest expense and other income/(loss), including the change in fair value of the SAFE obligations.

Segment assets were $418,257 and $195,901 at December 31, 2025, and December 31, 2024 (as restated), respectively, all located in the United States. The Company had no expenditures for additions to long-lived assets and recorded no income tax expense in either year.

Exhibit C

Subscription Agreement

POST-MONEY VALUATION CAP

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

OLYMPIAN MOTORS, INC.

SAFE (Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for payment by (“Investor”) on the terms further set forth herein and the signature page, Olympian Motors, Inc., located at 19 Morris Avenue, Brooklyn Navy Yard, New York 11205, a Delaware corporation (the “Company”), issues to the Investor the right to certain shares of the Company’s Capital Stock, subject to the terms described below.

The “Post-Money Valuation Cap” is $180,000,000.

See Section 2 for certain additional defined terms.

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the “Cash-Out Amount”) or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the “Conversion Amount”). If any of the Company’s securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor’s right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be

distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor’s right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions

“Capital Stock” means the capital stock of the Company, including, without limitation, the “Common Stock” and the “Preferred Stock.”

“Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Company Capitalization” is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

“Converting Securities” includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

“Direct Listing” means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Dividend Amount” means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

“Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

“Initial Public Offering” means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

“Liquidity Capitalization” is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar “as-converted” payments; and
- Excludes the Unissued Option Pool.

“Liquidity Event” means a Change of Control, a Direct Listing or an Initial Public Offering.

“Liquidity Price” means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

“Options” includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

“Proceeds” means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

“Promised Options” means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

“Safe” means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to “this Safe” mean this specific instrument.

“Safe Preferred Stock” means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

“Safe Price” means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

“Standard Preferred Stock” means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

“Unissued Option Pool” means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. Company Representations

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any

property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

(d) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber’s right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right.

(e) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

(f) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received

5. Miscellaneous

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same “Post-Money Valuation Cap” and “Discount Rate” as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. “Majority-in-interest” refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

Olympian Motors, Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase SAFE of Olympian Motors, Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **SAFE**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Olympian Motors, Inc

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Olympian Motors, Inc (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased SAFE, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: SAFE	Issuer: Olympian Motors, Inc (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Olympian Motors, Inc** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;
☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;
☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of

US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Olympian Motors, Inc** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Olympian Motors, Inc's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Olympian Motors, Inc’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit D

Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:45 PM 10/19/2021
FILED 12:45 PM 10/19/2021
SR 20213550459 - File Number 6319838

CERTIFICATE OF INCORPORATION
OF
Olympian Motors Inc.

1 : The name of this corporation is Olympian Motors Inc. (the "**Corporation**").

2 : The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St. Suite #206, in the City of Middletown, County of New Castle, Zip Code 19709. The name of its registered agent at such address is Legalinc Corporate Services Inc.

3 : The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

4 : The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 14,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 1,000,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

1,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Founders Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Founders Preferred Stock.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Applicable Original Issue Price**" shall mean, with respect to the Founders Preferred Stock, $0.00002 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Founders Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares

of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, as a single class and on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation (the "**Board**")), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of

such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Applicable Conversion Price**" for a class or series of Preferred Stock shall initially be equal to the Applicable Original Issue Price of such class or series of Preferred Stock. Such initial Applicable Conversion Prices, and the rate at which the shares of the applicable class or series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment

reducing the Applicable Conversion Prices below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Applicable Conversion Prices shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time following the date the first share of Preferred Stock was issued (the "**Original Issue Date**") effect a subdivision of the outstanding Common Stock, the Applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a

dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification,

consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.9 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such

exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

5A. Founders Preferred Conversion Matters.

5A.1. Definitions.

(a) "**Equity Financing**" means an equity financing of the Corporation in which the Corporation executes a purchase agreement and sells and issues shares of preferred stock (such class and series of preferred stock, the "**Subsequent Preferred Stock**") of the Corporation following the Original Issue Date.

(b) "**Founders Preferred Conversion Ratio**" means, for each Equity Financing, one divided by the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of the Corporation. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Conversion Ratio shall be one-half (1/2).

(c) Each event described below in Subsections 5A.2 and 5A.3 is referred to as a "**Founders Preferred Mandatory Conversion Time**" with respect to the applicable shares of Founders Preferred Stock described in such subsections.

5A.2 If an outstanding share of Founders Preferred Stock is purchased by an investor in connection with an Equity Financing, then immediately following the closing of such purchase, each such purchased share of Founders Preferred Stock shall automatically convert into shares of the Subsequent Preferred Stock at the Founders Preferred Conversion Ratio; provided that (i) such investor must purchase the Founders Preferred Stock for at least the same price as the shares of Subsequent Preferred Stock sold in such Equity Financing and (ii) such investor must execute and deliver to the Corporation all transaction documents entered into by other investors participating in the Equity Financing, including a purchase agreement, an investor rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering).

5A.3 Any transfer of shares of Founders Preferred Stock that is not (i) made in connection with an Equity Financing and (ii) authorized by the Board (excluding from such vote any director who wishes to transfer shares in connection with the Equity Financing), shall result in such shares of Founders Preferred Stock being automatically converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and such shares may not be reissued by the Corporation.

5A.4 No fractional shares of Common Stock or Subsequent Preferred Stock shall be issued upon conversion of the Founders Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock or Subsequent Preferred Stock to be issued upon conversion of the Founders Preferred Stock shall be rounded to the nearest whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Preferred Stock the holder is at the time converting into Common Stock and the aggregate

number of shares of Common Stock or Subsequent Preferred Stock issuable upon such conversion.

5A.5 Procedural Requirements. Upon the occurrence of a Founders Preferred Mandatory Conversion Time, each holder of the applicable shares of Founders Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the applicable shares of Founders Preferred Stock converted pursuant to Subsection 5A, including the rights, if any, to receive notices and vote (other than as a holder of the capital stock into which such shares of Founders Preferred Stock convert), will terminate at the Founders Preferred Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5A.5. As soon as practicable after the Founders Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for the applicable shares of Founders Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of the applicable class or series of capital stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash in lieu of the payment of any declared but unpaid dividends on the shares of Founders Preferred Stock converted. Such converted Founders Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Founders Preferred Stock accordingly.

6. Redemption. The Preferred Stock is not mandatorily redeemable.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of capital stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic

communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5 : Subject to any additional vote required by this Certificate of Incorporation or the Corporation's Bylaws (the "**Bylaws**"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

6 : Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws. Each director shall be entitled to one (1) vote on each matter presented to the Board.

7 : Elections of directors need not be by written ballot unless the Bylaws.

8 : Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

9 : To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

10:To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

11: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of capital stock of the Corporation or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

12: The name and mailing address of the incorporator are as follows:

Eren Canarslan
13078 Caminito Del Rocio, Del Mar, CA, 13078, US

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed on October 12, 2021.

Incorporator

By: Eren Canarslan
eSigned on AngelList Stack: c400989db532

Name: Eren Canarslan
Title: Incorporator
Address: 13078 Caminito Del Rocio, Del Mar, CA, 13078, US
DateOctober 12, 2021

Exhibit E

Amended Bylaws

AMENDED AND RESTATED BYLAWS

OF

OLYMPIAN MOTORS INC.

TABLE OF CONTENTS

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TABLE OF CONTENTS
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TABLE OF CONTENTS
(continued)

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AMENDED AND RESTATED BYLAWS

OF

OLYMPIAN MOTORS INC.

ARTICLE I

CORPORATE OFFICES

1.1 **Offices**

In addition to the corporation's registered office set forth in the Certificate of Incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

2.2 **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairman of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairman of the board, the chief executive officer, the president or the secretary of the corporation. No business may be

transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If

the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock of the corporation ("Share") held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of

notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.12 **Record Date For Stockholder Notice; Voting; Giving Consents**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in

respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE III

DIRECTORS

3.1 **Powers**

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be

approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 **Number Of Directors**

Upon the adoption of these bylaws, the number of directors constituting the entire Board of Directors shall be one (1). Thereafter, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, or if no such director is in office, by a majority of all directors then in office, although less than a quorum, or by a sole remaining director.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or

by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum**

At all meetings of the Board of Directors, a majority of the then-serving directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation; provided, however, that such majority shall constitute at least one-third (1/3) of the total number of authorized directors. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

3.14 **Chairman Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairman of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Action Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a

chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairman of the board.

5.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10 **Chief Financial Officer**

The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 **Treasurer**

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 **Representation Of Shares Of Other Corporations**

The chairman of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this

corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation

6.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

6.6 **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1 **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

RESTRICTIONS ON TRANSFER

8.1 **Restrictions On Transfer**

(a) No holder of Shares ("Stockholder") may transfer, sell, assign, pledge, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the

economic consequences of ownership of, or otherwise in any manner dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise ("transfer"), any Shares issued after January 21, 2022, or any right or interest therein, without the prior written consent of the Board, in its sole discretion, and such holder otherwise complying with the requirements of this Article VIII. If a transfer or deemed transfer is approved pursuant to this Section 8.1 and the Shares of the transferring Stockholder are subject to co-sale rights (the "Co-Sale Rights"), the persons and/or entities entitled to the Co-Sale Rights shall be permitted to exercise their respective Co-Sale Rights in conjunction with such approved transfer or deemed transfer without any additional approval of the Board.

(b) The restriction contained in Section 8.1 shall not apply to the following transactions (each, a "Permitted Transfer"):

(i) any transfer during the Stockholder's lifetime by gift or pursuant to domestic relations orders to the Stockholder's immediate family or a trust for the benefit of Stockholder or Stockholder's immediate family, where "immediate family" as used herein shall mean spouse, Spousal Equivalent, lineal descendant or antecedent, parent, sibling, stepchild, stepparent, mother in law, father in law, son in law, daughter in law, brother in law or sister in law (and for avoidance of doubt shall include adoptive relationships), and where a person is deemed to be a "Spousal Equivalent" provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely;

(ii) any transfer or deemed transfer effected pursuant to the Stockholder's will or the laws of intestate succession;

(iii) any transfer by an entity Stockholder to an Affiliate (as defined below) of such Stockholder, where, for purposes of this Article VIII, (a) an "Affiliate" of an entity Stockholder shall include any individual, firm, corporation, partnership, association, limited liability company, trust or other entity who, directly or indirectly, controls, is controlled by or is under common control with such entity Stockholder or such entity Stockholder's principal, including, without limitation, any general partner, managing member, managing partner, officer or director of such entity Stockholder, such entity Stockholder's principal or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such entity Stockholder or such entity Stockholder's principal, and (b) the terms "controlling," "controlled by," or "under common control with" shall mean the possession, directly or indirectly, of (x) the power to direct or cause the direction of the management and policies of an entity Stockholder, whether through

the ownership of voting securities, by contract, or otherwise, or (y) the power to elect or appoint at least 50% of the directors, managers, general partners, or persons exercising similar authority with respect to such entity Stockholder;

(iv) a corporate Stockholder's transfer of all of its shares to a single transferee pursuant to and in accordance with the terms of any bona fide merger, consolidation, reclassification of shares or capital reorganization of the corporate Stockholder, or pursuant to a bona fide sale of all or substantially all of the stock or assets of a corporate Stockholder, provided in each case that such transfer is not essentially simply a transfer of the Shares without substantial additional assets other than cash or cash equivalents being transferred; and/or

(v) any repurchase or redemption of Shares by the corporation: (a) at or below cost, upon the occurrence of certain events, such as the termination of employment or services; or (b) at any price pursuant to the corporation's exercise of a right of first refusal to repurchase such Shares (including the purchase of such Shares by the corporation's assignee); *provided, however*, that each transferee, assignee, or other recipient of any interest in the Shares shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws.

(c) As a condition to any transfer, the corporation may, in its sole discretion, (i) require in connection with such transfer of Shares delivery to the corporation of a written opinion of legal counsel, in form and substance satisfactory to it or its legal counsel in their respective discretion, that such transfer is exempt from applicable federal, state or other securities laws and regulations (a "Legal Opinion"), (ii) charge the transferor, transferee or both a transfer fee in such amount as may be reasonably determined by the corporation's management in order to recoup the corporation's internal and external costs of processing such transfer, due and payable to the corporation prior to or upon effectiveness of such transfer, and/or (iii) require such transfer to be effected pursuant to a standard form of transfer agreement in such customary and reasonable form as may be determined by the corporation's management from time to time in its discretion.

8.2 **Right of First Refusal**

(a) In addition to and without limiting the effect of Sections 8.1, if the Stockholder desires to transfer any Shares (other than pursuant to a Permitted Transfer), then the Stockholder shall first give written notice thereof to the corporation. The notice shall (i) name the proposed transferee, (ii) state (a) the number of Shares to be transferred, (b) the proposed consideration and (c) all other terms and conditions of the proposed transfer, (iii) be signed by such Stockholder and the proposed purchaser or transferee, (iv) must constitute a binding commitment subject to the corporation's right of first refusal as set forth herein, (v) be accompanied by proof satisfactory to the corporation or its legal counsel that the proposed sale or transfer will not violate any applicable U.S. federal, state or other securities laws, and (vi) offer the Shares at the same price and upon the same terms (or terms as similar as reasonably possible) to the corporation or its assignee(s). The notice shall not be deemed delivered for purposes of this Article VIII until the later of (i) such time as the transferring Stockholder shall have

delivered the foregoing notice to the corporation, (ii) such time as any Legal Opinion that may be required pursuant to Section 8.1(c) shall have been delivered to the corporation, (iii) such time as an officer of the corporation shall have confirmed in writing (including via email) that no such Legal Opinion shall be required with respect to the proposed transfer (or is not required to be delivered until a time reasonably in advance of the consummation of the proposed transfer).

(b) For thirty (30) days following receipt of such notice, the corporation and/or its assignee shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms (or terms as similar as reasonably possible) set forth in such notice; provided, however, that, with the consent of the transferring Stockholder, the corporation shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the Shares, and that is not otherwise exempted from the provisions of this Article VIII, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the corporation elects to purchase all of the Shares or, with consent of the transferring Stockholder, a lesser portion of the Shares, it shall give written notice to the transferring Stockholder of its election and settlement for said Shares shall be made as provided below in the next paragraph.

(c) In the event the corporation and/or its assignee(s) elect to acquire any of the Shares of the transferring Stockholder as specified in said transferring Stockholder's notice, the Secretary of the corporation shall so notify the transferring Stockholder and settlement thereof shall be made in cash within sixty (60) days after the Secretary of the corporation receives said transferring Stockholder's notice; provided that if the terms of payment set forth in said transferring Stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Stockholder's notice.

(d) In the event the corporation and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Stockholder's notice, said transferring Stockholder may, within the sixty (60)-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the Shares specified in said transferring Stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring Stockholder's notice. All Shares so sold by said transferring Stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

8.3 **Application Of Transfer Restrictions**

(a) In the case of any transfer permitted hereunder (whether by consent or via a Permitted Transfer), the transferee, assignee or other recipient shall receive and hold such stock subject to the provisions of these Bylaws, and there shall be no further transfer of such stock except in accordance with these Bylaws. Any proposed transfer on terms and conditions different from those set forth in the notice described in Section 8.2(a), as well as any subsequent proposed transfer shall again be subject to the foregoing restrictions on transfer, including the

corporation's right of first refusal, and shall require compliance with the procedures described in this Article VIII.

(b) Any sale or transfer, or purported sale or transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(c) The provisions of this Article VIII may be waived with respect to any transfer either by the corporation, upon duly authorized action of its Board, or by the Stockholders of the Company, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those Shares to be transferred by the transferring Stockholder); provided, however, that such restrictions shall continue to apply to the Shares subsequent to such transfer; provided further that the Board may delegate the power to make any decision to consent to a transfer under Sections 8.1 or waive the right of first refusal on behalf of the corporation under Sections 8.2 to either the corporation's Chief Executive Officer or a committee of executive officers of the corporation as the Board may determine (subject to such limitations as the Board may determine, if any).

8.4 **Market Standoff.** Each Stockholder agrees in connection with any registration of the Company's securities under the Securities Act of 1933, as amended (the "Securities Act") that, upon the request of the Company or the underwriters managing any registered public offering of the Company's securities, such Stockholder will not transfer or otherwise dispose of any Shares without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed one hundred eighty (180) days) after the effective date of such registration requested by the underwriters and subject to all restrictions as the Company or the underwriters may specify for Stockholders generally. For purposes of this Section 8.4, the term "Company" shall include any wholly-owned subsidiary of the Company into which the Company merges or consolidates.

8.5 **Termination Of Transfer Restrictions; Legends**

(a) The restrictions on transfer under this Article VIII shall terminate immediately prior to the closing of a firm commitment underwritten public offering of common stock pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act. Upon termination of such restrictions, a new certificate or certificates representing the Shares shall be issued, on request, without the legend referred to in Section 8.4(b) and delivered to each holder thereof.

(b) The certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing restrictions on transfer remain in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING A RIGHT OF FIRST REFUSAL HELD BY THE COMPANY

AND MARKET STANDOFF RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

ARTICLE IX
GENERAL MATTERS

9.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

9.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.3 **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as designated by resolution of the Board of Directors, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the record owner thereof a written notice (which may be electronic) that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders (in the discretion of the corporation) or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total

amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

9.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

9.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new stock certificate, or notice of issuance in the case of uncertificated stock, in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or notice. For clarity, in the case of lost, stolen or destroyed certificated shares that have been designated by resolution of the Board of Directors to be uncertificated shares, the holder shall not be entitled to a new stock certificate.

9.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

9.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the Shares. Dividends may be paid in cash, in property, or in Shares

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

9.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.9 **Transfer Of Stock**

The corporation shall register any transfer of Shares done in accordance with Article VIII as required by Section 8-401 of the Delaware Uniform Commercial Code-Investment Securities. Upon receipt by the corporation or the transfer agent of the corporation of transfer instructions deemed proper by the corporation or the transfer agent of the corporation from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by evidence of succession, assignation or authority to transfer deemed proper by the corporation or the transfer agent of the corporation, the corporation may issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books. For clarity, in the case of a transfer of certificated shares that have been designated by resolution of the Board of Directors to be uncertificated shares, both the transferred shares issued to the transferee and any balance shares issued to the transferor shall be uncertificated.

9.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

9.11 **Stockholders of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

9.12 **Transfer Agent, Registrar and Book-Entry System**

The Board of Directors may appoint a transfer agent and registrar and may make or authorize such agent to adopt all such policies deemed necessary or appropriate by such agent concerning the issue, transfer and registration of Shares, whether certificated or uncertificated. The corporation or any such agent may implement a book-entry system and/or securityholder registry, which may be made up of one or more linked systems, registries or databases, for any of the certificated or uncertificated Shares.

9.13 **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE X

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

Exhibit F

PDF of Campaign Landing Page

OLYMPUS



Timeless. Modular. Electric.

SERIES A ROUND · Open

INVEST IN OLYMPUS ↗

Status 27% raised

Updated Oct 22, 2026

Olympus is building electric vehicles with timeless design and modular architecture.

1. Model 01, electric coupé — A new definition of electric car.
2. Platform v3.0: Open, modular EV skateboard — Modular, configurable, driveable electric chassis.
3. The investment case for Olympus — Forward projections, technology partners and investor conviction.

1 Olympus Model 01, electric coupé

Original Olympus design. Built on our modular EV platform.











ELECTRIC	SCREENLESS COCKPIT	CONVERTIBLE	FOUNDER EDITION	TEST DRIVES · INVITE-ONLY
330-mile target range	No screens. Tactile controls.	Removable hardtop	$120,000 MSRP	NY, CA, FL, TX, WA

Featured in

Bloomberg Los Angeles Times yahoo!finance Nasdaq autoevolution Inc.

Status 27% raised

Updated Oct 22, 2026

ART-DECO RENAISSANCE IN AUTOMOTIVE.

2027 Roadshow Timeline


01 Newport Beach
Start
January 2027
02 Las Vegas
CES 2027
January 2027
03 Palo Alto
February 2027
04 Santa Monica
05 March 2027 La Jolla
06 March 2027 Palm Springs
07 April 2027 New York
08 April 2027 Stamford
09 May 2027 Hamptons
10 May 2027 Miami
Miami Grand Prix
June 2027
11 Austin
July 2027
12 Seattle
July 2027
13 Napa Valley
Monterey 14
Concours d'Elegance
Final stop

2 Olympus Platform v3.0

An open, modular EV skateboard.

Developed by Olympus, Platform v3.0 fully integrates the chassis, e-drivetrain and cockpit. Shipping across the U.S. and internationally. Current U.S. lead time: 5–7 weeks.



Separate body | Assembled

Concept study · Same chassis, wheels and mounting rails

01	02	03
Foundation	Body + skateboard integration	Modular components

Olympus Platform v3.0

For multiple vehicle and use-case configurations.



Classic conversions | Commercial & retail vehicles | Industrial & infrastructure fleets



Common foundation ↗



Configurable architecture ↗



Driver module ↗

Distinctive vehicles. Open architecture. Multiple paths to growth.



KEY TRACTION

$68M+	840+	$7.5M+
Revenue backlog	Orders	Raised to date

- 840+ orders and $68M+ in reported backlog give Olympus a base of demand to convert into deliveries.
- Model 01 and Platform v3 create two routes to growth, with localized assembly designed to scale closer to demand.

Forward projections

Revenue forecast

$ millions

$556M
2030 forecast



1.5k
1k
500
0
1.03
5.15
39.8
127
556
1,390
2026
2027
2028
2029
2030
2031

Model 01 $240M Platform v3 $316M

Annual shipments

Units per year

10,000
2030 forecast



30k
20k
10k
0
22
110
600
2,400
10,000
25,000
2026
2027
2028
2029
2030
2031

Model 01 2,000 Platform v3 8,000

Capacity scenario

Planning scenario · units/year

25,000
2030 scenario



60k
40k
20k
0
110
600
2,400
10,000
25,000
50,000
2026
2027
2028
2029
2030
2031

Model 01 5,000 Platform v3 20,000

Share price & valuation

Financing history · 2022–2026

$12.24 Est. share price
$180M Valuation cap



Price ($)
Cap ($M)
$40.00
$30.00
$20.00
$10.00
$0.00
588
441
294
147
0
Raising $20M
Series A round
2022
2024
2026
2028
2030

Price Valuation Aug–Oct 2026

▶ Data & assumptions

Three differentiators. Three growth drivers.

1 New iconic, Art-Deco electric vehicles

Model 01 combines art-deco design with a minimalist cabin, giving Olympus a distinctive identity in the EV market.



2 Fully-open, modular EV platform

Open and modular, Platform v3.0 supports multiple vehicle configurations and a second route to growth through platform sales.



3 Localized assembly → scalable capacity

A network of local assembly partners can add capacity in stages as customer demand grows.






Chassis fabrication


Technology partners

NVIDIA | aws | verizon | MathWorks | Dassault Systèmes | Renesas

Olympus in the press.

Inc. 2026



Olympus Builds Retro EVs With No Screens or Visible Tech—So Why Is It Putting AI in Its Flagship Model?

yahoo!finance 2025



Olympus and Foxconn Partner to Launch Olympus OS

Bloomberg 2024



Olympus Is Making Minimalist EVs for Drivers Sick of Screens

FINANCIAL TIMES 2024



Industry says it can help lower costs and enable faster development of electric vehicles in the US and Europe

Why investors joined

"I have worked in manufacturing my whole life and appreciate the simplicity of the modular system."

David Rynaski 2023

"Radically Designed and Modular. If new car companies are coming to the market, they must differentiate meaningfully."

Dante Bellins 2024

"I adore the styling of the 01 and modular vehicle design is something I've always wondered why more companies DON'T do."

Nathaniel Bellin 2025

"... elegance and simplicity in design and engineering, and the well thought out go-to-market strategy. Impressive founding team!!"

Clive Zickel 2025

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

Company

ISSUER	FOUNDED	BASED IN
Olympian Motors, Inc.	2021	Brooklyn, NY Irvine, CA

▶ Team

▶ Demo Day Chronicles

▶ Financing history & price basis



Invest in what comes next.

Review the offering and complete your investment through DealMaker.

Round	Valuation Cap	Investors
Series A	$180M	2,950+

CONTINUE TO INVESTMENT ↗

Investor FAQ

01 Why invest in startups? +

02 How much can I invest? +

03 How do I calculate my net worth? +

04 What are the tax implications of an equity crowdfunding investment? +

05 Who can invest in a Regulation CF offering? +

06 What do I need to know about early-stage investing? Are these investments risky? +

07 When will I get my investment back? +

08 Can I sell my shares? +

09 What happens if a company does not reach its funding target? +

10 How can I learn more about Olympus's offering? +

11 What if I change my mind about investing? +

12 How do I keep up with how the company is doing? +

13 What relationship does Olympus have with DealMaker Securities? +

today in exchange for a contractual right to receive shares in the future if certain events specified in the agreement occur, such as a qualifying equity financing.

Unlike buying shares, which gives you an ownership interest when the shares are issued, purchasing a SAFE does **not give you immediate ownership in the company** or the rights associated with holding shares, such as any applicable voting rights. If the SAFE converts into shares, the number and type of shares you receive will depend on its terms, which may include a valuation cap or discount.

Conversion is not guaranteed, and a SAFE may remain outstanding indefinitely. The agreement also determines your rights if the company is sold or shuts down. You should review the SAFE and offering documents carefully, as terms vary. Despite its name, a SAFE is still a risky, speculative, long term and illiquid investment, and you should only invest an amount you are willing to lose.

▼ Investor discussion

Ask questions about the offering through the regulated investor discussion board.

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OLYMPUS

INVESTMENT PAGE DISCLOSURE

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

FORWARD-LOOKING STATEMENTS

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

INTERMEDIARY

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check its background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such Investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.

OFFERING TERMS & RISK

The issuer is Olympian Motors, Inc. Review the current offering documents for security terms, valuation methodology, conversion

certification, suppliers and manufacturing execution. Forecasts and past financing references do not guarantee results.

STANDARD RISK STATEMENT

Investments in private placements, and start-up investments in particular, are long-term, illiquid, speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

PAST PERFORMANCE

Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance. Always consult with a qualified financial advisor or professional before making investment decisions.

PRIVACY POLICY ↗

Exhibit G

Testing the Waters Materials

Pre-IPO Round (Series-A)

Olympian Motors, Inc.

October 19th, 2026

$14.29	2,950+	$68M+
Share Price	# of Investors	Revenue Backlog

→ I'M INTERESTED.

Olympian Motors is a next-generation EV and technology company.

- Manufacturing art-deco electric vehicles.
- Pioneering an open, modular, decoupled EV architecture.
- New, rising challenger to Tesla, Rivian and Volkswagen.

Backed by:

Y Combinator NVIDIA aws climate capital

→ REQUEST INVESTOR ACCESS



Our Notable Investors

Y Combinator · Collab Fund · climate capital · REUNITED VENTURES · Soma Ventures · MOBILITY VISION FUND


Inc.
ART-DECO RENAISSANCE IN AUTOMOTIVE

REQUEST INVESTOR ACCESS

Investor Rationale





Olympian's Modular EV Production
Olympian's modular vehicle architecture streamlines the traditional EV manufacturing process
Simplified: Built on 4 hardware & 2 software modules
Low-inventory, low CAPEX manufacturing model
Decentralized Assembly
Localized Service & Technical Support
2025 Production Capacity: 3,000+ Vehicles (est.)
MODEL 01
MODEL 84
Olympus
Electric Vehicle
Platform
OLYMPIAN MOTORS



Problem
Complicated vehicle architecture and complex E/E and SW controls
Olympian's Solution
Olympus Open EV Platform
→ Modular Vehicle & Drivetrain System
Olympian's fully modular, Lego-EV architecture drastically reduces tooling, machinery, fitment, and labor expenses
Reduced production lead times by allowing for rapid GTM
Simplified architecture allows for decentralized assembly hubs



→ REQUEST INVESTOR ACCESS

In The News

Bloomberg | Los Angeles Times | Y Combinator | FINANCIAL TIMES | yahoo!finance | MathWorks | Tampa Bay Times | autoevolution





KEY TRACTION

$68M+
Revenue backlog

840+
Orders

$7.5M+
Raised to date

Investor Testimonials

Adam Gorecki
Love the classic retro styling and overall appearance of the car. Base platform saves costs and improves quality control across all vehicle models.

Osvaldo Rodriguez Naranjo
I invested because I trust in good startups, and I believe we all deserve a push in our dreams.

Philip Hackett
The design of the cars is awesome!

Julieta Smith
I'm so excited to see EV meet class, elegance and design! Compliments to the founders!

Sam Silvers
Olympian has been on my radar since Y-Combinator's first investment. Their art-deco EVs are brilliant. I took test drives in NYC last month, and Model 01, in particular, captures strong mid-century modern vibes with a James-Bond touch. I'm impressed by both founders. They are ambitious and possess deep technical expertise. Their new 'Lego-EV' system accelerates production by 4-5X. With upcoming launches in NY and CA, it will be interesting to watch Olympian in the next 12 months. I'm investing again because electric vehicles are the future, and Olympian Motors could be a sensational story in that future. I'm excited.

Shepherd King
I love the innovation and faster production times, as long time to market has plagued the electric car industry in spades. But I also really like the classic / retro design of the cars and the fact that you're using wood and metal on the interiors.

Jason Burford
I belive in the promise of EV and renewable energies

Abubakr Abdellatif
I like electric cars, I don't like how it looks like. Go Olympian!

Ali Khazaei
I believe in future, the new innovation and the brave pioneers who dare to go forward!

Caroline Clifford
I love the design of the cars, they caught my eye. Then I saw the manufacturing steps and the portfolio, and I was blown away. I'm looking forward to seeing how Olympian grows!

Debby Yacoub
I appreciate the modular construction and the unique aesthetics of your vehicles. I also appreciate that these are made in the US.

Arnie Alger
Its really not because I am enamored by electric vehicles, but I love your idea of the modular concept. And I love the look of the vehicles. It seems you have a great team which is important. I am an executive with an AR start-up and it is not an easy task, and it takes a lot of patience. Good luck.

Ibrahim Hill
I am interested in helping innovative companies that are doing things to help humanity, like this innovative vehicle electrification company.

Ayala Levine
100% believe EVs are the future - and I love the nostalgia look of your designs

Marco De Santos
I invested in your company because I absolutely love the vintage look and aesthetics to even the tech. I can't wait to see these on the road and have one myself.

Michael Bush
The future is now

Matthew Pover
Rethinking the approach and design of EVs is very exciting and merging contemporary designs with modern technology is going to appeal to many!

Keith Freeman
I invested because the modular concept and the aesthetic design both intrigue me. Future forward.

Aleksander Prudnik
I'm a big fan of the concept of modularity. I truly believe it's going to be a game-changer in the electric vehicle industry. Also, I'd like to take this moment to give a shout-out to the founders. Keep crushing it!

Randy Stringer
The innovative modular manufacturing and speed to market. This suggests a potential to more rapidly deploy additional models

Kristi Kranz
I love the vintage look, love the company mission, I believe in you guys, I want to help you get off the ground.

Oscar Fernandez Espina
Sr Manager at Amazon. I see a great competitive advantage and great passion from your team.

Benito Flores
I'm excited for a UX that focuses on the essentials and leverages technology to simplify, not complicate. Beautiful styling and innovative manufacturing stands on its own besides.

Adam Kinney
I want an EV built with the priorities listed on your site. I don't need tons of horsepower or to look like I'm in a bubble. I want a great user experience. And I think a lot of other people want this as well.

Peter Hildebrandt
I have loved Electric cars since I drove the first Tesla roadster and I've loved James Bond since I was six years old. And I love cars. Talk about a winning combination!

Gibrán Rivera
Commitment to the environment, impressed by the technology and appreciating the aesthetic of the design. I could see myself owning one of our vehicles in the future.

Show more




NVIDIA
Inception Program
OLYMPIAN MOTORS













Olympian MVDS:
Modular Vehicle Drivetrain System





Investor FAQs

What is Olympian Motors? What's your differentiation from Tesla and other automakers? +

What is the current valuation cap? –

$210M (As of Q1/2026). (Est. Share Price: $14.29)

What is your exit strategy? +

What is the MSRP for Olympian EVs? +

How can I invest? +

Why Olympian? +

Art-Deco Electric Vehicles.



REQUEST INVESTOR ACCESS

Open, Modular EV Configuration



Modular Vehicle Architecture

Bringing simplicity to vehicle, hardware and software architecture.

Open Vehicle Platform and Operating System

partners.

Our modular approach enables a decentralized network of manufacturing hubs across the U.S.

Configurable In-Vehicle Setup

Flexible cockpit, interior and seating arrangements for different applications and use cases.

Reduced Tooling & Machinery Costs

Olympian's modular body topology changes the conventional car manufacturing process.



Simple, modular and beautiful. Available to purchase in California and New York.

Investor relations: ir@olympianmotors.com

Investor Relations:
Email: ir@olympianmotors.com

Olympian Motors, Inc.
19 Morris Ave, Brooklyn Navy Yard
New York, 11205

Olympian Motors R&D Lab
15801 Rockfield Blvd
Irvine, CA 92618